SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2012

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ✓    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____               No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

An announcement regarding update on pre-conditions/timing of dispatch of offer document relating to the pre-conditional voluntary general offer for China Gas Holdings Limited, which announcement is jointly made by ENN Energy Holdings Limited and China Petroleum & Chemical Corporation (the “Registrant”) on August 29, 2012.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Offerors or China Gas nor is it a solicitation of any acceptance, vote or approval in any jurisdiction.

PRE-CONDITIONAL VOLUNTARY GENERAL OFFER FOR CHINA GAS HOLDINGS LIMITED

UPDATE ON PRE-CONDITIONS/TIMING OF DESPATCH OF OFFER DOCUMENT

ENN Energy Holdings Limited (“ ENN Energy ”) and China Petroleum & Chemical Corporation (“Sinopec Corp.”) (together, the “Offerors”) announces that:

(i)       MOFCOM has notified the Offerors on August 27, 2012 that it is still reviewing the Transaction; and

(ii)   the Executive has indicated that it is minded to grant consent to extending the latest time for the despatch of the Offer Document to a date falling within seven days of the earlier of (i) fulfilment of the Pre-Conditions of obtaining clearance under the PRC Anti Monopoly Law (the “Anti Monopoly Clearance”) and approvals or authorizations of, the making of the necessary filings and registrations with, and notification to the NDRC (the “NDRC Approval”); and (ii) October 15, 2012.

The Offerors refer to (i) the announcement jointly published by ENN Energy and Sinopec Corp. dated December 12, 2011 (the “Offer Announcement”) in respect of the Offers and (ii) the announcements jointly published by the Offerors dated March 7, 2012, March 19, 2012, April 30, 2012, July 6, 2012 and August 6, 2012 respectively.

Terms defined in the Offer Announcement have the same meanings when used in this announcement unless the context otherwise requires.

UPDATE ON PRE-CONDITIONS

MOFCOM has notified the Offerors on August 27, 2012 that it is still reviewing the Transaction. Such notification does not prescribe a timetable for the extended review process. As such notification was issued by MOFCOM to the Offerors prior to the expiration of the previous review period, as of the date of this announcement, the Pre-Condition (1) under the Offer Announcement has not been fulfilled.

The Offerors are pleased to announce that the clearance of any necessary PRC national security review in connection with the Transaction with respect to ENN Energy is no longer outstanding and the necessary filings by Sinopec Corp. with the SASAC in connection with the Transaction have been completed.

Accordingly, as of the date of this announcement, the outstanding Pre-Conditions are: (i)with respect to both Offerors, the obtaining of the Anti Monopoly Clearance;

(ii)
with respect to Sinopec Corp., the obtaining of approvals or authorizations of, the making of the necessary filings and registrations with, and notifications to, the NDRC, MOFCOM and SAFE, in each case, of the PRC in connection with the Transaction, on terms reasonably acceptable to Sinopec Corp.;

(iii)
the obtaining of all other Approvals necessary in connection with the Transaction that are either to be submitted to the Relevant Authority(ties) by the Offerors jointly or by ENN Energy or Sinopec Corp. separately which may be required as a result of or in connection with or otherwise arising from any changes in applicable laws and regulations that come into effect after the date of this announcement, on terms reasonably acceptable to the Offerors; and

(iv)
that sufficient access to conduct due diligence on China Gas is given by China Gas to the Offerors for assessing whether Completion would result in any event of default or other event giving the lenders of China Gas a right to accelerate the repayment of any obligations prior to the stated maturity date arising from any financing documentations to which any member of the China Gas Group is a party and no lender of China Gas indicating on or prior to the Long Stop Date that it will exercise such rights to accelerate repayment or claim an event of default.

TIMING OF DESPATCH OF OFFER DOCUMENT

Pursuant to an application by the Offerors to extend the despatch date of the Offer Document under Note 2 to Rule 8.2 of the Takeovers Code, the Executive has, taking into consideration the latest developments, indicated that it is minded to grant consent to extending the latest time for the despatch of the Offer Document to a date falling within seven days of the earlier of (i) the date when the Anti Monopoly Clearance and the NDRC Approval are both obtained; and (ii) October 15, 2012 (the “Posting Condition”). The Executive has further indicated that, other than in wholly exceptional circumstances, it is minded not to consent to the Offerors despatching the Offer Document later than the above mentioned dates.

As stated in the announcement jointly published by the Offerors dated July 6, 2012, the PRC Anti Monopoly Law provides that the review period may be extended for 60 days after June 29, 2012 and if the MOFCOM does not issue a decision prior to the expiration of the review period, the Offerors would, subject to obtaining other requisite approvals, be at liberty to implement the Transaction without being in violation of the PRC Anti Monopoly Law. As mentioned above, prior to the expiration of the aforesaid review period, the MOFCOM notified the Offerors that it is still reviewing the Transaction and as a result, the Anti Monopoly Clearance remains outstanding.

Since the date of the Offer Announcement, the Offerors have worked diligently towards the satisfaction of all the Pre-Conditions. In particular, the Offerors have liaised and enquired with MOFCOM on a regular basis regarding the progress of the Anti Monopoly Clearance. Further, as stated in the Offer Announcement, in addition to the Anti Monopoly Clearance, the implementation of the Offers is subject to other Required Approvals, including NDRC Approval. The Offerors are continuing their efforts in light of MOFCOM’s latest position and such efforts include seeking further understanding of the procedure and timing of MOFCOM’s extended review process and making enquiries with other Relevant Authorities on the potential impact this latest development has on their respective review process and timetable. In addition, the Executive has expressed its view that the date of despatch of the Offer Document should not extend indefinitely and has requested the Offerors to set a definitive date for the despatch of the Offer Document. The Offerors and the Executive have therefore agreed to the extension of the despatch date to a date falling within seven days of the earlier of (i) the date when the Anti Monopoly Clearance and the NDRC Approval are both obtained; and (ii) October 15, 2012.

As at the date of the announcement, neither MOFCOM nor NDRC have informed the Offerors of their respective decision in respect of the Transaction and accordingly no inference should be drawn as to whether MOFCOM or NDRC would give or refuse clearance for the Transaction.

As of the date of this announcement, the Offerors are still seeking the views of the Relevant Authorities on the implications of MOFCOM’s extension of the review process and the appropriate actions in relation to the Offers that may be taken in light of this development. The Offerors will continue their discussions with the Relevant Authorities and if the Posting Condition is not satisfied on or prior to the current Long Stop Date of September 6, 2012, the Offerors may extend the Long Stop Date so as to be consistent with the timing of satisfying the Posting Condition as mentioned above. The Offerors will make all necessary announcements of any extension of the Long Stop Date beyond September 6, 2012 as and when appropriate.

It should be noted that whilst the Anti Monopoly Clearance and the NDRC Approval are two of a number of Required Approvals that remain outstanding as of the date of this announcement, the Posting Condition is based only on the earlier of (i) the date when the Anti Monopoly Clearance and the NDRC Approval are both obtained (but not the other Required Approvals) and (ii) October 15, 2012. Accordingly, if the Posting Condition is met and the Offer Document is despatched within the prescribed time, any Required Approval then outstanding (including, if applicable, the Anti Monopoly Clearance and/or the NDRC Approval) would be included in the Offer Document as Conditions to the Offers in addition to the existing Conditions set out in the Offer Announcement. If the Posting Condition is met

and the Offer Document is not despatched within the prescribed time, the Offers would not be implemented unless further extension to the despatch date of the Offer Document is granted by the Executive.

WARNING: China Gas Shareholders, China Gas Optionholders and potential investors should be aware that the making of the Offers is subject to the satisfaction or waiver (where applicable) of the Pre-Conditions and the Offers are subject to the Conditions being fulfilled or waived (as applicable) and thus the Offers may or may not be made and if made, may or may not become unconditional. If the Pre-Conditions are not satisfied on or before the September 6, 2012 and the Offerors have not further extended the Long Stop Date to be consistent with the timing of satisfying the Posting Condition by then, the Offers will not be made by the Offerors and the Transaction will not be implemented. The Offerors will issue a further announcement as soon as practicable if they agree to further extend the Long Stop Date. China Gas Shareholders, China Gas Optionholders and potential investors should therefore exercise caution when dealing in the China Gas Shares and any options or other rights in respect of them. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

Hong Kong, August 29, 2012

By order of the Board of Directors of	By order of the Board of Directors of
ENN Energy Holdings Limited	China Petroleum & Chemical Corporation
Cheng Chak Ngok	Huang Wensheng
Executive Director and Company Secretary	Secretary to the Board of Directors

The directors of ENN Energy jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Sinopec Corp. and its subsidiaries) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by Sinopec Corp. and/or its subsidiaries) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

The directors of Sinopec Corp. jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to ENN Energy and its subsidiaries) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by ENN Energy and its subsidiaries) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

As at the date of this announcement, the board of directors of ENN Energy comprises 12 directors, of whom Wang Yusuo, Cheung Yip Sang, Zhao Jinfeng, Yu Jianchao, Cheng Chak Ngok, Zhao Shengli and Wang Dongzhi are executive directors, Zhao Baoju, Jin Yongsheng are non-executive directors, Wang Guangtian, Yien Yu Yu, Catherine, Kong Chung Kau are independent non-executive directors.

As of the date of this announcement, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

# Executive Director

* Non-executive Director

+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: August 30, 2012